United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number #0-50273

(Check One):

	Form 10-K	Form 11-K	Form 20-F
[ X ]	Form 10-Q	Form N-SAR

For Fiscal Year Ended: SEPTEMBER 30, 2015

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kaanapali Land, LLC
(Exact name of registrant as specified in its charter)

900 N. Michigan Ave., Chicago, Illinois 60611
Address of Principal Executive Office

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant was unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2015. As reported in the Company’s Form 8-K dated August 21, 2014, the former independent registered public accounting firm was dismissed. As reported in the Company’s Form 8-K dated March 27, 2015, Grant Thornton LLP was engaged as the Independent Registered Public Accounting Firm to audit the Company’s consolidated financial statements for the fiscal years ending December 31, 2013 and 2014 and review of each of the interim periods in the fiscal year ended December 31, 2014. Accordingly, the registrant cannot complete and file its Form 10-Q quarterly report by the due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Gailen J. Hull	312 915 1987
	(Name)	Registrant’s Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | | Yes | X | No

Kaanapali Land, LLC – Form 10-K – for the fiscal year ended December 31, 2013

Kaanapali Land, LLC – Form 10-Q – for the quarter ended March 31, 2014

Kaanapali Land, LLC – Form 10-Q – for the quarter ended June 30, 2014

Kaanapali Land, LLC – Form 10-Q – for the quarter ended September 30, 2014

Kaanapali Land, LLC – Form 10-K – for the fiscal year ended December 31, 2014

Kaanapali Land, LLC – Form 10-Q – for the quarter ended March 31, 2015

Kaanapali Land, LLC – Form 10-Q – for the quarter ended June 30, 2015

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kaanapali Land, LLC
(Exact name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Gailen J. Hull
By:	Gailen J. Hull Senior Vice President, Chief Accounting Officer and Chief Financial Officer
Date:	November 12, 2015